UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42469

Uni-Fuels Holdings Limited

9 Temasek Boulevard, Suntec Tower 2 #19-03

Singapore 038989

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Incorporation by Reference

This report of foreign private issuer on Form 6-K (this “Report”) is hereby incorporated by reference in the registration statements of Uni-Fuels Holdings Limited on Form F-3 (No. 333-292786) and Form S-8 (No. 333-298780), to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into At the Market Offering Agreement

On October 23, 2026, Uni-Fuels Holdings Limited (the “Company”) entered into an At the Market Offering Agreement (the “Sales Agreement”) with Rodman & Renshaw LLC (the “Manager”) with respect to an at-the-market offering program (the “Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, class A ordinary shares of the Company, par value $0.001 per share (the “Ordinary Shares” or “Shares”), through or to the Manager, as the sales agent or principal.

The issuance and sale, if any, of the Shares by the Company under the Sales Agreement will be made pursuant to the Company’s registration statement on Form F-3, as amended (No. 333-292786), and prospectus supplement related to the Offering Program filed with the Securities and Exchange Commission on October 23, 2026 (the “Prospectus Supplement”). The maximum dollar amount that may be sold under the Sales Agreement shall not exceed the lesser of (a) the number or dollar amount of Ordinary Shares registered on the Prospectus Supplement, pursuant to which the offering is being made, (b) the number of authorized but unissued Ordinary Shares (less the number of Ordinary Shares issuable upon exercise, conversion or exchange of any outstanding securities of the Company or otherwise reserved from the Company’s authorized share capital), and (c) the number or dollar amount of Ordinary Shares that would cause the Company or the offering of the Shares to not satisfy the eligibility and transaction requirements for use of Form F-3, including, if applicable, General Instruction I.B.5 of Registration Statement on Form F-3.

Subject to the terms and conditions of the Sales Agreement, the Manager may sell the Shares by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, including, without limitation, sales made through The Nasdaq Capital Market for the Ordinary Shares. The Manager will use commercially reasonable efforts to sell the Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose), subject to the limitations abovementioned.

The Company will pay the Manager a placement fee in an amount equal to three percent (3.0%) of the gross sales price of the Ordinary Shares sold under the Sales Agreement. The foregoing rate of compensation shall not apply when the Manager acts as principal, in which case the Company may sell Shares to the Manager as principal at a price agreed upon at the relevant applicable time pursuant to a terms agreement. The remaining proceeds, after deduction of the placement fee and deduction of any transaction fees imposed by any clearing firm, execution broker, or governmental or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares sold.

The Company has also agreed to reimburse the Manager for the reasonable and documented fees and expenses of its counsel in an amount not to exceed US$75,000, payable upon the execution of the Sales Agreement, excluding periodic due diligence fees. In addition, the Company agreed to reimburse the Manager for the fees of its counsel in connection with each periodic due diligence update session, up to a maximum of US$5,000 for each update in connection with the filing of our Annual Report on Form 20-F and US$3,500 for each other applicable update, plus incidental reasonable and documented expenses. The Company has made certain customary representations, warranties and covenants concerning the Company and its Ordinary Shares in the Sales Agreement and has also provided the Manager with customary indemnification and contribution rights.

The Company is not obligated to make any sales of Shares under the Sales Agreement and there is no guarantee that any such sales will be completed. The offering of Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Shares subject to the Sales Agreement or (ii) termination of the Sales Agreement in accordance with its terms.

The foregoing description of the Sales Agreement is qualified in its entirety by reference to the full text of the Sales Agreement, which is filed as Exhibit 1.1 to this Report and incorporated herein by reference.

The Company intends to use the net proceeds from any issuances through the Offering Program for working capital and general corporate purposes, which may include supporting trade credit and financing for our marine fuels sales business, expanding our operations in new and existing markets, and potential acquisitions of, or investments in, complementary businesses.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

EXHIBIT INDEX

Exhibit	Description

1.1	At the Market Offering Agreement dated October 23, 2026, by and between Uni-Fuels Holdings Limited and Rodman & Renshaw LLC
5.1	Opinion of Ogier

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uni-Fuels Holdings Limited

By:	/s/ Kuan Hua, Koh
Name:	Kuan Hua, Koh
Title:	Chief Executive Officer and Director

Date:	October 23, 2026